Principal Exchange-Traded Funds 711 High Street, Des Moines, IA 50392 515 247 5111 tel

June 20, 2025

Via EDGAR

Timothy Worthington, Esq.
Division of Investment Management
Securities and Exchange Commission
100 F Street, NE
Washington D.C. 20549

Re: Principal Funds, Inc. (the "Registrant")
File Numbers 033-59474, 811-07572
Post-Effective Amendment No. 289 to the Registration Statement on Form N-1A
(the "Amendment")

Dear Mr. Worthington:

This letter responds, on behalf of the Registrant, to the comments of the Staff of the Securities and Exchange Commission (the “SEC”) with respect to the Amendment, which you communicated to me by video call on May 1, 2025. The Registrant filed the Amendment with the Commission on April 4, 2025, pursuant to Rule 485(a) under the Securities Act of 1933 (the “1933 Act”). The Registrant will make changes in response to SEC Staff comments as described below in a post-effective amendment that will be filed with the Commission pursuant to Rule 485(b) under the 1933 Act (Amendment No. 290). The Registrant anticipates that this Amendment No. 280 will go effective on Friday, June 20, 2025.

Comment 1: For the Global Listed Infrastructure Fund (the “Infrastructure Fund”), please revise footnote 1 to the fee table. The expense limit must extend one year from the effective date of the prospectus.

Response. The expense limit has been extended to December 30, 2026.

Comment 2: Please confirm that the “1 year” expense example for the Infrastructure Fund is correct or revise.

Response. The Fund’s administrator re-checked the “1 year” expense example number and confirms that $91 is correct.

Comment 3: Please clarify how a real estate investment trust (a “REIT”) and/or its underlying investments can be engaged in the development, operation, or management of infrastructure assets.

Response. In recent years, the U.S. real estate sector has expanded to include a range of companies that own and operate a diverse set of assets, including non-traditional real estate assets such as cell towers and data centers. Cell towers and data centers are commonly understood as infrastructure assets, and as such the Infrastructure Fund’s sub-adviser considers an investment in Tower REITs and Data Center REITs to be an investment in a REIT that is engaged in the development, operation, and management of infrastructure assets.

Comment 4: Please explain whether a REIT must invest in a minimum threshold of underlying investments for an investment in a REIT to be included in the 80% test for listed infrastructure companies.

Response. Only those REITs that are assigned a GICS® Sub-Industry classification of Telecom Tower REITs or Data Center REITs are included in the 80% test for listed infrastructure companies. GICS® classifications are assigned according to principal business activity, and revenues are a key factor in determining a firm’s principal business activity.

Comment 5: Please provide a brief explanation of what the United Nations Sustainable Development Goals (the “SDGs”) are.

Response. Registrant has added explanatory disclosure. In addition, the last paragraph of the Principal Investment Strategies provides examples of some SDGs (e.g., clean water and sanitation, and affordable and clean energy).

Comment 6: We note that you have eliminated “Sustainable” in the Infrastructure Fund’s name, but the strategy continues to discuss sustainable alignment and practices in several areas. As a result, it is unclear how the sub-adviser evaluates investments and how much priority is given to sustainable factors relative to other metrics and assessments. Further, it is unclear whether the sustainable factors are considered because they are financially material or for some other reason. Please revise the Principal Investment Strategies or explain supplementally.

Response. The fourth paragraph of the Principal Investment Strategies outlines the different metrics that the sub-advisor uses to evaluate potential Fund investments. As noted in that paragraph, these metrics (which include the sustainability-related assessments) are applied to each potential Fund investment (other than cash and cash equivalents). While the sub-advisor believes that its sustainability-related metrics are an important part of the process, it believes that its other listed metrics and assessments are important too. Further, Registrant has added a sentence to the last paragraph of the Principal Investment Strategies to clarify that the sustainability assessments employed by the sub-advisor emphasize topics that the sub-advisor, in its reasonable belief, deems to be financially material.

Comment 7: Please consider providing examples of sustainable criteria that the Infrastructure Fund uses when selecting securities.

Response. Registrant submits that the last paragraph of the Principal Investment Strategies provides some examples.

Comment 8: In the last paragraph of the Principal Investment Strategies for the Infrastructure Fund, certain SDGs are listed. Please clarify what “decent work” means.

Response. Registrant has added clarifying disclosure. Please note that “decent work”

Comment 9: In the last paragraph of the Principal Investment Strategies for the Infrastructure Fund, certain SDGs are listed. Please clarify what “industry” means.

Response. Registrant has added clarifying disclosure.

Comment 10: Please confirm that the “1 year” expense example for the Global Macro Fund is correct or revise.

Response. The Fund’s administrator re-checked the “1 year” expense example number and confirms that $81 is correct.

Comment 11: In the Principal Investment Strategies for the Global Macro Fund, please disclose the types of fixed-income securities in which the Fund will invest (e.g., government securities, corporate securities, asset-backed securities, etc.). In addition, please disclose any limits on maturity, duration, credit quality, and geographic concentrations to which the Fund will be subject. If there are no such metrics or limitations, please disclose this fact.

Response. The Principal Investment Strategies have been revised. Please note that the Fund does not generally intend to invest directly in securities (other than government securities and money market fund shares). The Fund’s exposure to securities will be indirect – by investing in derivatives, the underlying assets of which are securities.

Comment 12: We note that the Principal Investment Strategies state that the Global Macro Fund is designed “to profit from movement in the price of assets classes that are sensitive to macroeconomic conditions.” Please revise strategy disclosure to address (1) the type of macroeconomic conditions the Global Macro Fund will focus on; (2) how the Fund will form its view on current and future macroeconomic conditions, and (3) how the Fund will choose among investment options based on such macroeconomic views.

Response. Registrant has added such disclosure to the Principal Investment Strategies.

Comment 13: Please change the “global” investment standard to 40% of the Fund’s net assets and investing in at least three countries (other than the United States) or explain supplementally why a 30% test with investing in at least countries (including the U.S.) meets the SEC staff’s global standard.

Response. Registrant has revised its “global” test to meet the 40% and at-least three countries (other than the U.S.) standard.

Comment 14: Please detail the investment process and/or criteria for the various assets in which the Fund invests.

Response. Registrant has added such disclosure to the Principal Investment Strategies.

Comment 15: If the Global Macro Fund will be writing uncovered positions in derivatives, please disclose this fact and add associate principal risk factor language.

Response. The Global Macro Fund does not intend to write uncovered positions in derivatives as a principal investment strategy.

Comment 16: Please change the order of the principal risk factors, for each of the Infrastructure Fund and Global Macro Fund, so that they appear in the order of importance (as opposed to alphabetically).

Response. The Registrant has considered this request but respectfully declines to do so. The Registrant notes that the SEC declined to adopt a proposed amendment to Form N-1A (Investment Company Act Release No. 33963 (Aug. 5, 2020)) that would have required mutual funds to list their principal risk factors in the order of their importance (as opposed to alphabetically). Investment Company Act Release No. 34731 (Oct. 26, 2022), text accompany notes 87-88. That said, the Registrant will list the principal risk factors in the order of their importance if the SEC adopts, in the future, a rule requiring the listing of principal risk factors in such an order.

Comment 17: The following comments apply to the Cayman subsidiary of the Global Macro Fund.

1.Disclose that the Fund complies with the provisions of the Investment Company Act of 1940 (the “1940 Act”) governing investment policies (Section 8) on an aggregate basis with the subsidiary.

Response. Registrant has added the following sentence to its Cayman Subsidiary risk factor in the non-summary section of the prospectus:

Further, the Global Macro Fund will comply with the applicable requirements of the 1940 Act on a consolidated basis with its Cayman Subsidiary and such Subsidiary will be subject to the same investment restrictions and limitations.

1.Disclose that the Fund complies with the provisions of the 1940 Act governing capital structure and leverage (Section 18) on an aggregate basis with the subsidiary so that the Fund treats the subsidiary’s debt as its own for purposes of Section 18.

Response. Please see the immediately preceding response.

1.Disclose that any investment adviser to the subsidiary complies with provisions of the 1940 Act relating to investment advisory contracts (Section 15) as if it were an investment adviser to the Fund under Section 2(a)(20) of the 1940 Act.

Response. The subsidiary will have an advisory contract with the Fund’s investment adviser, Principal Global Investors, LLC (“PGI”) but will not comply with Section 15 of the 1940 Act. Registrant notes that the assets of the subsidiary are subject to the advisory agreement between the Fund and PGI. In considering whether to renew the investment advisory agreement between the Fund and PGI, the Fund’s Board of Directors may consider the services provided by PGI to the subsidiary as part of the services provided by PGI to the Fund.

In addition, as stated below, PGI does not intend to charge the subsidiary a management fee for the services it provides to the subsidiary, and the subsidiary’s expenses will be included in the “Other Expenses” in the Fund’s fee table. As such, when the Fund’s Board of Directors considers whether to renew the investment advisory agreement between the Fund and PGI on an annual basis, it is evaluating the fees and expenses of the subsidiary (consolidated with the fees and expenses of the Fund).

1.Any investment advisory agreement between the subsidiary and its investment adviser is a material contract that should be included as an exhibit to the registration statement. If the same person is the adviser to both the fund and the subsidiary, then, for purposes of complying with Section 15(c), the reviews of the Fund’s and the subsidiary’s investment advisory agreements may be combined.

Response. The investment management agreement between the subsidiary and PGI will be included as an exhibit to the Registrant’s registration statement.

1.Disclose that each subsidiary complies with provisions relating to affiliated transactions and custody (Section 17). Identify the custodian of the Subsidiary, if any.

Response. Please see the response to comments 17A and 17B. Specifically, the subsidiary will be a “fully owned subsidiary” of the Fund, as defined in Rule 17a-3 under the 1940 Act. In addition, the Statement of Additional Information already discloses that the custodian for a Cayman subsidiary is the same custodian as the Fund’s custodian.

1.Explain in correspondence whether the financial statements of the subsidiary will be consolidated with those of the Fund. If not, please explain why not.

Response. The financial statements of the subsidiary will be consolidated with those of the Fund.

1.Confirm in correspondence that the Subsidiary and its board of directors will agree to inspection by the staff of the Subsidiary’s books and records, which will be maintained in accordance with Section 31 of the 1940 Act and the rules thereunder.

Response. The subsidiary and its board of directors will agree to inspection by the SEC staff of the subsidiary’s books and records, which will be maintained in accordance with Section 31 of the 1940 Act and the rules thereunder.

1.The Subsidiary and its board of directors will agree to designate an agent for service of process in the United States.

Response. The subsidiary and its board of directors will agree to designate an agent for service of process in the United States.

1.The subsidiary’s management fee (including any performance fee), if any, will be included in “Management Fees,” and subsidiary’s expenses will be included in “Other Expenses” in the Fund’s fee table.

Response. The adviser to the subsidiary, PGI, does not intend to charge a management fee to the subsidiary. The subsidiary’s expenses will be included in the “Other Expenses” in the Fund’s fee table.

*****

Please call me at (515) 247-6651 if you have any questions.

Sincerely,

/s/ John L. Sullivan

John L. Sullivan
Counsel and Assistant Secretary, Registrant